T. Rowe Price Goldman Sachs All Equity Access Fund N-2A

Exhibit 99.(e)

T. ROWE PRICE GOLDMAN SACHS PRIVATE MARKETS FUND and T. ROWE PRICE GOLDMAN
SACHS ALL EQUITY ACCESS FUND (each, a “Fund,” and together, the “Funds”)

DIVIDEND REINVESTMENT PLAN

Each Fund, a Delaware statutory trust, hereby adopts the following Dividend Reinvestment Plan (the “Plan”) with respect to distributions declared by its respective board of trustees (hereinafter referred to as the “Board”) on its shares of beneficial interest (the “Shares”):

1.  Participation. Each Fund’s Plan is available to shareholders of record of that Fund’s Shares. T. Rowe Price Investment Services (“TRPS”) acting as agent for each participant in the Plan, will apply income dividends or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, that become payable to such participant on applicable Fund Shares (including shares held in the participant’s name and shares accumulated under the Plan), to the purchase of additional whole and fractional Shares of the applicable Fund for such participant.

2.  Eligibility and Election to Participate. With respect to each Fund, participation in the Plan is limited to registered owners of Shares of that Fund. The Board reserves the right to amend or terminate the Plan with respect to each Fund. Shareholders automatically participate in the Plan with respect to each Fund in which they invest, unless and until an election is made to withdraw from each applicable Fund’s Plan on behalf of such participating shareholder. If participating in a Fund’s Plan, a shareholder is required to include all of the Shares of that Fund owned by such shareholder in the Plan.

3.  Share Purchases. When a Fund declares a Distribution, TRPS, on the shareholders’ behalf, will receive additional authorized shares from the applicable Fund either newly issued or repurchased from shareholders by the Fund and held as treasury stock. The number of shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution by that Fund’s net asset value per share on the next valuation date following the ex-distribution date. There will be no sales load charged on Shares issued to a shareholder under the Plan, but shareholder servicing fees and placement agent fees will be charged where applicable. In making purchases for the accounts of participants, TRPS may commingle the funds of one participant with those of other participants in the Plan. All shares purchased under the Plan will be held in the name of each participant. In the case of shareholders, such as banks, brokers or nominees, that hold shares for others who are beneficial owners participating under the Plan, TRPS will administer the Plan on the basis of the number of shares certified from time to time by the record shareholder as representing the total amount of shares registered in the shareholder’s name and held for the account of beneficial owners participating under the Plan.

4.  Timing of Purchases. The Funds expect to issue Shares pursuant to the Plan, immediately following each Distribution payment date and TRPS will make every reasonable effort to reinvest all Distributions on the day the Distribution is paid (except where necessary to comply with applicable securities laws) by such Fund. If, for any reason beyond the control of TRPS, reinvestment of the Distributions cannot be completed within 30 days after the applicable Distribution payment date, funds held by TRPS on behalf of a participant will be distributed to that participant.

5.  Account Statements. TRPS will maintain all shareholder accounts and furnish or cause to be furnished written confirmations of all transactions in the accounts, including information needed by shareholders for personal and tax records. TRPS will hold Shares in the account of the shareholders in non-certificated form in the name of the participant, and each shareholder’s proxy, if any, will include those shares purchased pursuant to the Plan. TRPS will confirm to each participant each acquisition made pursuant to the Plan as soon as practicable after calculating the applicable Fund’s net asset value. No less frequently than quarterly, TRPS will provide to each participant an account statement showing the Distribution, the number of Shares purchased with the Distribution, and the year-to-date and cumulative Distributions paid. TRPS will distribute or cause to be distributed all proxy solicitation materials, if any, to participating shareholders.

6.  Expenses. There will be no direct expenses to participants for the administration of the Plan. There is no direct service charge to participants with regard to purchases under the Plan; however, each Fund reserves the right to amend the Plan to include a service charge payable by the participants. Each Fund’s administrative fees associated with the Plan will be paid by that respective Fund.

7.  Taxation of Distributions. The reinvestment of Distributions does not relieve the participant of any taxes which may be payable on such Distributions.

8.  Share Certificates. TRPS will hold shares in the account of the shareholders in non-certificated form in the name of the participant.

9.  Voting of Shares. Shares issued pursuant to the Plan will have the same voting rights as the Shares issued pursuant to the Funds’ public offerings.

10.  Absence of Liability. None of the Funds nor TRPS shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. None of the Funds nor TRPS shall be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability: (a) arising out of the failure to terminate a participant’s account prior to receipt of written notice of such participant’s death, or (b) with respect to prices at which shares are purchased or sold for the participant’s account and the terms on which such purchases and sales are made. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED.

11.  Termination of Participation. A shareholder who does not wish to have Distributions automatically reinvested may terminate participation in the applicable Fund’s Plan at any time by written instructions to that effect to TRPS. Such written instructions must be received by TRPS by the Repurchase Request Deadline (as defined in the Funds’ prospectuses) or the shareholder will receive such Distribution in Shares through the Plan. If a shareholder requests to change its election within 45 days prior to a distribution, the request will be effective only with respect to distributions after the 45-day period.

12.  Amendment, Supplement, Termination, and Suspension of the Plan. This Plan may be amended, supplemented, or terminated by each Fund at any time upon 30 days’ notice to that Fund’s shareholders. The amendment or supplement shall be filed with the Securities and Exchange Commission as an exhibit to a subsequent appropriate filing made by the Fund and shall be deemed to be accepted by each participant unless, prior to its effective date thereof, TRPS receives written notice of termination of the participant’s account. Amendment may include an appointment by a Fund or TRPS with the approval of that Fund of a successor agent, in which event such successor shall have all of the rights and obligations of TRPS under this Plan. Any Fund may suspend the Plan at any time without notice to its respective participants.

13.  Governing Law. This Plan and the authorization form signed by the participant (which is deemed a part of this Plan) and the participant’s account shall be governed by and construed in accordance with the laws of the State of Delaware.